Reed Smith LLP

599 Lexington Avenue, Floor 26

New York, NY 10022

Tel: 212.521.5400

Fax: 212.521.5450

September 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards
Suzanne Hayes

Re:	Ritter Pharmaceutical Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed September 7, 2017
File No. 333-219147

Dear Mr. Edwards and Ms. Hayes:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated September 11, 2017 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Form S-1

Cover Page

1.	We note your revised disclosure indicating that you currently do not have sufficient authorized common shares to complete the offering. Therefore, it appears you are not currently eligible to conduct a continuous offering for the securities you are registering on this registration statement. Please revise your registration statement to include only shares you are currently eligible to issue and provide an updated legal opinion.

Securities and Exchange Commission

Attn:	Chris Edwards
Suzanne Hayes

September 18, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at the Company’s special meeting of stockholders held on September 15, 2017 (the “Special Meeting”), the stockholders of the Company voted to approve, among other things, an amendment to the Company’s Amended and Restated Certificate of Incorporation to authorize the issuance of up to 225,000,000 shares of the Company’s common stock and 15,000,000 shares of its preferred stock (the “Amendment”), a sufficient number of shares to cover the shares of common stock and preferred stock currently contemplated by the offering described in the Amended Registration Statement. The Company has filed the Amendment with the Secretary of State of the State of Delaware and has also filed a Current Report on Form 8-K (the “Form 8-K”) reporting the results from the Special Meeting, which Form 8-K has been incorporated by reference into the Amended Registration Statement. The Company has removed the disclosure indicating that it does not have sufficient shares of common stock to complete the offering and has revised the section of the Amended Registration Statement entitled “Description of Securities” beginning on page 96 of the Amended Registration Statement to reflect the Company’s adoption of the Amendment. We have also filed an updated legal opinion as Exhibit 5.1 to the Amended Registration Statement.

Incorporation of Information by Reference, page 103

2.	Please specifically incorporate by reference your definitive proxy statement filed on August 9, 2017 into the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the section of the Amended Registration Statement entitled “Incorporation Of Information By Reference” to specifically incorporate the definitive proxy statement of the Company filed on August 9, 2017 into the Amended Registration Statement. As noted above, the Company has also incorporated by reference the Form 8-K.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower

Securities and Exchange Commission

Attn:	Chris Edwards
Suzanne Hayes

September 18, 2017

cc:	Michael D. Step,

Chief Executive Officer of
Ritter Pharmaceuticals, Inc.